SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 000-22219

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First South Bank Employees’ Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First South Bancorp, Inc.
1311 Carolina Avenue
Washington, North Carolina 27889

REQUIRED INFORMATION

Items 1-3. The First South Bank Employees’ Savings & Profit Sharing Plan and Trust is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

Exhibit 23.1 Consent of Turlington and Company, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 27, 2008	First South Bank Employees’ Savings & Profit Sharing Plan and Trust

/s/ William L. Wall

Plan Administrator

Item 4: Financial Statements

FIRST SOUTH BANK EMPLOYEES' SAVINGS &
PROFIT SHARING PLAN AND TRUST

INDEPENDENT AUDITORS' REPORT
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

As of and for the Years Ended
December 31, 2007 and 2006

TABLE OF CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3

NOTES TO FINANCIAL STATEMENTS	4 - 8

SUPPLEMENTARY INFORMATION

SCHEDULE H, LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS	9

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	10

Turlington and Company, L.L.P.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
First South Bank Employees' Savings & Profit Sharing Plan and Trust
Washington, North Carolina

We have audited the accompanying statements of net assets available for benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of delinquent participant contributions for the year ended December 31, 2007 and schedule of assets (held at end of year) as of December 31, 2007, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Turlington and Company, L.L.P.

Lexington, North Carolina
June 25, 2008

509 East Center Street • Post Office Box 1697 • Lexington, North Carolina 27293-1697
Office: 336-249-6856 • Facsimile: 336-248-8697
1338 Westgate Center Drive • Winston-Salem, North Carolina 27103
Office: 336-765-2410 • Facsimile: 336-765-6241
www.turlingtonandcompany.com

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2007	2006
ASSETS
Investments at fair value:
Cash and cash equivalents	$10,193	$41,481
Shares of registered investment companies	4,413,752	4,464,483
Common stock	2,552,095	3,525,763
Interest in collective trust	665,202	396,692
Participant notes receivable	214,912	195,904
	7,856,154	8,624,323

Receivables:
Employer contributions	-	28,896
Participant contributions	-	37,413
	-	66,309

Net assets available for benefits	$7,856,154	$8,690,632

The accompanying notes are an integral part of the financial statements

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31
	2007		2006
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$	(1,235,684)	$1,067,832
Interest and dividends		507,849	311,716
		(727,835)	1,379,548
Contributions:
Employer		290,387	357,322
Participant		607,998	548,355
		898,385	905,677

Total additions		170,550	2,285,225

Deductions from net assets attributed to:
Benefits paid directly to participants		1,000,850	863,059
Administrative expenses		4,178	6

Total deductions		1,005,028	863,065

Net increase (decrease)		(834,478)	1,422,160

Net assets available for benefits:
Beginning of years		8,690,632	7,268,472

End of years		$7,856,154	$8,690,632

The accompanying notes are an integral part of the financial statements

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2007 and 2006

1.	Description of Plan:

The following description of First South Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all employees of First South Bank (the "Plan Sponsor") who are age twenty-one or older and have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may contribute between 1% and 100% of pretax compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may make changes in their contribution percentage daily and can terminate contributions at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

The Plan Sponsor matches 100% of the first 5% of base contributions that a participant contributes to the Plan. Employer contributions are allocated to the same investment options that the employee directs. Contributions are subject to certain limitations.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's matching contributions and the earnings thereon is based upon years of continuous service. The employer's contributions shall be fully vested and nonforfeitable upon death, total and permanent disability, upon discontinuance of employer contributions to the Plan, termination of the Plan, or upon reaching normal retirement age defined as 65 years of age. If Participant termination occurs prior to these events, the participant vests in the employer's contributions as follows:

Completed Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	25%
2 but less than 3	50%
3 but less than 4	75%
4 or more	100%

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.	Description of Plan (Continued):

Investment Options
During the years ended December 31, 2007 and 2006, participants may direct the investment of their contributions as well as employer matching contributions between nineteen and fifteen mutual funds, respectively, a common trust fund, and employer stock, each offering different degrees of risk and return.

Participant Loans
Participants may borrow from their fund account an amount not to exceed the lessor of $50,000 or 50% of their vested account balance. The minimum loan amount allowed by the Plan is $1,000. The loans are secured by the vested balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits
On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period not to exceed twenty years, or maintain his or her vested account balance in the Plan. Vested account balances of less than $5,000 will be distributed automatically upon the occurrence of one of these events. Required minimum payments will begin no later than the 1st of April following the year in which the retired participant reaches age 70½.

Forfeitures
Forfeitures represent the nonvested employer matching contributions of participants that have terminated their employment with the Plan Sponsor. During the year ended December 31, 2007, $66,939 of forfeitures were used to decrease employer contributions. There were no forfeitures used to reduce administrative expenses and employer contributions during the year ended December 31, 2006. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $10 and $41,454, respectively.

2.	Summary of Significant Accounting Policies:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Administrative Expenses
The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. At December 31, 2007 and 2006, the Plan Sponsor has elected to pay all of the administrative fees related to the professional services provided to the Plan. Expenses for the trustee were paid by the Plan Sponsor for the years ended December 31, 2007 and 2006.

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	Summary of Significant Accounting Policies (Continued):

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, reported changes in net assets available for benefits, and disclosures during the reported periods. Actual results could differ from those estimates.

Valuation of Investments
Participation units or shares owned by the Plan in collective trusts, mutual funds, and common stock investments are reported at fair value. These fair values are based on quoted net asset value per unit or per share on the last business day of the Plan year, as determined by SunTrust Bank (the Trustee) based upon the quoted market or redemption values of the underlying investments. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), in the year ended December 31, 2006. For the Plan's investment in the collective trust, the SunTrust Retirement Stable Asset Fund, the contract value approximates fair value.

Payment of Benefits
Benefits are recorded when paid.

3.	Investments:

The following presents investments that represent 5% or more of the Plan's net assets:

	December 31
	2007	2006
Investments at fair value:
Federated Mid Cap Index Fund - 47,638.48 and 53,315.87 shares, respectively	$1,037,566	$1,223,067
American Century Equity Growth Fund (Adv) - 40,388.26 and 47,329.10 shares, respectively	976,184	1,212,571
SunTrust Retirement Stable Asset Fund (B) - 16,920.01 shares	665,202	-
STI Classic Large Cap Core Equity Fund (I) - 25,404.52 shares	407,743	-

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments (Continued):

	December 31
	2007	2006
Investments at fair value (Continued):
T. Rowe Price Growth Stock Fund (R) - 13,373.28 shares	$444,127	$-
First South Bancorp, Inc. - Common Stock - 115,011.02 and 110,560.13 shares, respectively	2,552,095	3,525,763

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31
	2007	2006
Net appreciation (depreciation) in fair value of investments:
Shares of registered investment companies	$(188,277)	$183,594
First South Bancorp, Inc. common stock	(1,067,161)	868,302
Interest in collective trust	19,754	15,936
	$(1,235,684)	$1,067,832

4.	Return of Excess Contributions:

Benefit distributions of $1,000,850 and $863,059, respectively, for the Plan years ended December 31, 2007 and 2006 include payments of $6,849 and $16,748, respectively, made to certain active participants to return to them deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan for the prior year.

5.	Party-in-Interest Transactions:

As of December 31, 2007 and 2006, the Plan's investments included $2,552,095 and $3,525,763, respectively, in common stock of First South Bancorp, Inc. These investments represent approximately 32% and 41%, respectively, of total Plan assets at December 31, 2007 and 2006.

Certain plan investments are shares of mutual funds managed by SunTrust Bank. SunTrust Bank is the trustee of the Plan and, therefore, transactions with SunTrust Bank qualify as party-in-interest transactions. Fees paid by the Plan for administrative expenses totaled $4,178 and $6, respectively, for the years ended December 31, 2007 and 2006.

6.	Delinquent Participant Contributions:

As reported on Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions, certain participant and employer contributions were not remitted to the Plan within the time frame specified by the Department of Labor's Regulation 29 CFR 25103-102, thus constituting nonexempt transactions between the Plan and the Plan Sponsor.

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7.	Tax Status:

The Plan is a nonstandardized prototype plan sponsored by SunTrust Bank. The Internal Revenue Service ("IRS") has determined and informed SunTrust Bank by letter dated August 26, 2002, that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in accordance with applicable requirements of the Internal Revenue Code.

8.	Plan Termination:

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9.	Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

10.	Reconciliation of Financial Statements to Form 5500:

2007
Total contributions per the financial statements	$898,385
Plus:
2006 employer contributions receivable	28,896
2006 participant contributions receivable	37,413
Total contributions per Form 5500	$964,694

11.	Reclassifications:

Certain items in the December 31, 2006 financial statements have been reclassified to conform to the December 31, 2007 financial statement presentation.

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Employer Identification Number: 56-0298450

Three-digit Plan Number: 002

(a)	(b)	(c)	(d)	(e)
	Relationship to Plan, Employer,	Description of Transaction,	Amount on	Lost
Identity of Party Involved	or Other Party-in-Interest	Including Rate of Interest	Line 4(a)	Interest

First South Bank, Inc.	Plan Sponsor	December 2006 employee deferrals
and employer match received in
2007 for two employees were not
deposited to the Plan in a timely
		manner	$2,924	$42

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Employer Identification Number: 56-0298450

Three-digit Plan Number: 002

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue, Borrower, Lessor,	Including Maturity Date, Rate of Interest,	**	Current
	or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	Cash	Cash		$10,193

	MFS Research International Fund	Mutual Fund; 17,948.05 Shares		349,269
	Dreyfus Small Cap Stock Index Fund	Mutual Fund; 15,471.09 Shares		329,534
	Federated Mid Cap Index IS	Mutual Fund; 47,638.48 Shares		1,037,566
	Goldman Sachs Growth Opportunities
	Fund (A)	Mutual Fund; 5,303.38 Shares		119,803
	Goldman Sachs Mid Cap Value Fund (A)	Mutual Fund; 1,923.74 Shares		68,004
	MainStay Small Cap Opportunity Fund (A)	Mutual Fund; 2,563.53 Shares		38,120
*	STI Classic Small Cap Growth
	Stock Fund (I)	Mutual Fund; 3,572.46 Shares		57,017
	American Century Equity Growth
	Fund (Adv)	Mutual Fund; 40,388.26 Shares		976,184
*	STI Classic Large Cap Core
	Equity Fund (I)	Mutual Fund; 25,404.52 Shares		407,743
	T. Rowe Price Growth Stock Fund ®	Mutual Fund; 13,373.28 Shares		444,127
	T. Rowe Price Retirement 2010 Fund	Mutual Fund; 4,110.60 Shares		66,098
	T. Rowe Price Retirement 2020 Fund	Mutual Fund; 4,366.26 Shares		76,802
	T. Rowe Price Retirement 2030 Fund	Mutual Fund; 2,021.50 Shares		38,206
	T. Rowe Price Retirement 2040 Fund	Mutual Fund; 1,312.17 Shares		25,023
	MFS Research Bond Fund (A)	Mutual Fund; 38,448.44 Shares		380,255

*	First South Bancorp, Inc.	Common Stock; 115,011.02 Shares		2,552,095

*	SunTrust Retirement Stable Asset Fund (B)	Collective Trust; 16,920.01 Shares		665,202

	Participant Loans	Interest Rates 5% - 9.25%		214,912

				$7,856,153

*	Represents a party-in-interest
**	Cost has been omitted for participant-directed investments